[LOGO OF GENWORTH FINANCIAL]                          Genworth Life & Annuity

                                                      6610 West Broad Street
                                                      Richmond, VA 23230

April 14, 2010

VIA FACSIMILE AND EDGAR

The United States Securities
  and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject: Post-Effective Amendment No. 3 to Form S-1
         Genworth Life and Annuity Insurance Company
         SEC File No. 333-143494

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Genworth Life and Annuity Insurance Company (the "Company"), respectfully requests acceleration of the effective date of the above-referenced Post-Effective Amendment to the Registration Statement on Form S-1, which was filed on Tuesday, April 13, 2010. It is desired that the Post-Effective Amendment to the Registration Statement become effective on Monday, May 3, 2010.

The Company acknowledges that:

    . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

    . it is responsible for the adequacy and accuracy of the disclosure in the filings;

    . Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Kotapish
The United States Securities
  and Exchange Commission
April 14, 2010
Page 2

The undersigned is Vice President to the Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael D. Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,

/s/ Michael P. Cogswell
--------------------------
Michael P. Cogswell
Vice President
Genworth Life and Annuity Insurance Company

Cc: Mr. Mark A. Cowan
    United States Securities
        and Exchange Commission

[LOGO OF GENWORTH FINANCIAL]

April 14, 2010

VIA FACSIMILE AND EDGAR

The United States Securities
  and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Subject: Post-Effective Amendment No. 3 to Form S-1
         Genworth Life and Annuity Insurance Company
         SEC File No. 333-143494

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Capital Brokerage Corporation, the principal underwriter of the Guaranteed Income Annuity Certificates issued by Genworth Life and Annuity Insurance Company, respectfully requests acceleration of the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, which was filed on Tuesday, April 13, 2010. It is desired that the Post-Effective Amendment to the Registration Statement become effective on Monday, May 3, 2010.

The undersigned is Senior Vice President and Chief Compliance Officer - Capital Brokerage Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael D. Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,

/s/ Scott E. Wolfe
--------------------------
Scott E. Wolfe
Senior Vice President and Chief Compliance Officer
Capital Brokerage Corporation

Cc: Mr. Mark A. Cowan
    United States Securities
        and Exchange Commission

CAPITAL BROKERAGE CORPORATION, MEMBER FINRA/SIPC. CAPITAL BROKERAGE CORPORATION DOES BUSINESS IN INDIANA AS GENWORTH FINANCIAL BROKERAGE CORPORATION. CAPITAL BROKERAGE CORPORATION IS A GENWORTH FINANCIAL COMPANY.

6610 WEST BROAD STREET, RICHMOND, VIRGINIA 23230.